Trinity Mirror plc

12g3-2(b)

08003508

5 June 2008

SEC
Mail Processing
Section

PROCESSED JUN 16 2008

JUL 03 2008

Washington, DC

THOMSON REUTERS 101

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Laura Jackson ACIS
Assistant Company Secretary

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	09:43 05-Jun-08
Number	0432W09

RNS Number : 0432W
Trinity Mirror PLC
05 June 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirror plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**No**
3. Full name of person(s) subject to notification obligation:	Harris Associates L.P.
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the	03/06/2008

threshold is crossed or reached if different):	
6. Date on which issuer notified:	04/06/2008
7. Threshold(s) that is/are crossed or reached:	10%

8: Notified Details:

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering tr**			
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Perc votin**
				Direct	**Indirect**	**Direc**
Ordinary Shares	26,908,770	26,908,770	25,900,848	25,900,848		9.97%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)

Number of voting rights	**Percentage of voting rights**
25,900,848	**9.97%**

9. Chain of controlled undertakings through which the voting

rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	Harris Associates L.P.
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14 Contact name:	Sarah E. Grimm
15. Contact telephone name:	+1 (312) 621-0628

This information is provided by RNS
The company news service from the London Stock Exchange

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